August 10, 2015	Julie M. Allen
Partner
d 212.969.3155
f 212.969.2900
jallen@proskauer.com
www.proskauer.com

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Daniel Morris

Re:	NovoCure Limited

Draft Registration Statement on Form S-1

Submitted June 24, 2015

CIK No. 0001645113

Dear Mr. Morris:

On behalf of NovoCure Limited (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 21, 2015 relating to the above-referenced registration statement of the Company submitted to the Commission on Form S-1 (CIK No. 0001645113) on June 24, 2015 (the “Draft Registration Statement”).

The Company is concurrently filing via EDGAR an amended Draft Registration Statement (the “Amended Draft Registration Statement”). For the convenience of the Staff, we are supplementally providing a blacklined copy of the Amended Draft Registration Statement, marked to show changes from the Draft Registration Statement.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amended Draft Registration Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of the Amended Draft Registration Statement.

* * * *

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

Prospectus

1.	Please revise your disclosure to present it from the perspective of an investor who may not be an expert in your industry. For example, it appears from your disclosure that you assume that readers already know the meanings of those terms and their significance, such as the disclosure on: (1) page 1 about “anti-mitotic treatment,” “brain metastases” and “mesothelioma;” (2) page 2 about your “EF-14 Phase 3 pivotal trial” and “temozolomide;” and (3) pages 18 and 19 about the “Essential Requirements laid down in Annex I.”

Response: The Company has added a glossary of terms used in the prospectus beginning on page 103, and has added a summary of existing clinical trials and registry data beginning on page 106. In addition, the Company has revised the disclosure on page 19 to explain the meaning of “Essential Requirements laid down in Annex I”.

Prospectus Summary, page 1

2.	Please revise your opening paragraphs to provide quantified disclosure in your summary of your history of losses as well as your accumulated deficit as of March 31, 2015.

Response: The Company has revised the disclosure on page 2 in response to the Staff’s comment.

3.	Please highlight in your summary that you expect to incur significant expenses and operating losses for at least the next several years. In this regard, we note your disclosure in the last paragraph on page 57.

Response: The Company has revised the disclosure on page 2 in response to the Staff’s comment.

4.	Please reconcile your disclosure in the last sentence of the first paragraph of the summary regarding increased side effects with your disclosure elsewhere which suggests that fewer side effects are experienced.

Response: The Company has revised the disclosure on pages 1 and 72 in response to the Staff’s comment.

5.	Please revise your disclosure throughout your document to avoid marketing language. For example, we note your disclosure on page 1 about a “robust patent and intellectual property portfolio” and your disclosure on page 3 about “robust pre-clinical data.”

Response: The Company has revised the disclosure on pages 2, 4, 72, 74, 75 and 94 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

6.	Regarding your disclosure on page 1 that you have demonstrated in pre-clinical studies that TT Fields can offer “additive and in some cases synergistic benefits,” please revise the appropriate section to include specific examples of such benefits. Also, please include specific examples of the “additive and in some cases synergistic efficacy” mentioned on page 2.

Response: The Company has revised the disclosure on pages 1, 3, 72 and 73 in response to the Staff’s comment.

Our clinical pipeline, page 2

7.	With a view toward balanced disclosure as to what your clinical data has shown, please tell us whether the clinical data studies have revealed any material disadvantages or risks.

Response: The Company supplementally advises the Staff that the clinical data studies to date have not revealed any material disadvantages or risks, other than as disclosed in the Amended Draft Registration Statement. In particular, the Company refers the Staff to disclosures on pages 15, 16, 21, 22 and 82 that discuss the side effects observed to date and the potential disadvantages in the use of Optune that may limit its market acceptance. In addition, the Company has added more detail about contraindications on page 16.

Our competitive advantages, page 3

8.	Please revise your disclosure to identify the “certain countries” mentioned in the second bullet point on page 3.

Response: The Company has revised the disclosure on pages 1 and 72 in response to the Staff’s comment.

Implications of being an emerging growth company, page 5

9.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company is providing supplementally to the Staff under separate cover on the date hereof materials presented to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 2(a)(3) of the Securities Act.

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

Summary Consolidated Financial and Operating Data, page 9

10.	Refer to footnote 2 on page 10. Per page 50, you will use $1 million of the net proceeds of the offering to make a payment to the Technion. Please tell us how you considered this payment in your pro forma presentation. Refer to Item 11-02(b)(6) of Regulation S- X. Please similarly explain for your pro forma presentation of cash, cash equivalents, and short-term investments on page 52.

Response: The Company has revised its disclosure on pages 10 and 52 in response to the Staff’s comment.

Use of proceeds, page 50

11.	Please disclose the estimated net amount of proceeds that you currently intend to use for each purpose mentioned in the second paragraph on page 50.

Response: The Company has revised its disclosure on page 50 to respond to the Staff’s comment. The Company respectfully advises the Staff that it will fill in the numbers that are currently blank on page 50 once the size of the offering and anticipated price range is determined.

Capitalization, page 52

12.	The table included on page 52 shows (i) your cash and cash equivalents, including short- term investments and (ii) your capitalization. Please revise the introductory paragraph to clarify what you are presenting since cash, cash equivalents, and short-term investments are not part of your capitalization.

Response: The Company has revised the disclosure on page 52 in response to the Staff’s comment.

13.	Please show us how you calculated your total capitalization of $118,838,000 as of March 31, 2015 on an actual and pro forma basis. Explain why the table excludes your long- term loan of $24,521,000.

Response: The Company has revised the disclosure on page 52 in response to the Staff’s comment. The total capitalization as of June 30, 2015 is approximately $168.8 million, comprised of the shareholders’ equity and the long-term loan.

14.	In the paragraph following the table you disclose how a $1.00 increase (decrease) in the assumed initial public offering price would impact each of additional paid-in capital, total shareholders’ equity and total capitalization. Please also disclose how the change would impact other affected items shown in the table, such as cash.

Response: The Company has revised the disclosure on page 52 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

Share-based compensation, page 61

15.	For the valuation of the fair value of your ordinary shares for grants in 2014 and 2015, we note from page F-13 that you used the PWERM valuation method. Please tell us the significant assumptions underlying your valuation. Include a discussion of the impact of the factors cited in your disclosure, including the prices of your preferred shares sold in arm’s-length transactions.

Response: The Company is supplementally providing the Staff with the following description of its valuation methodology for issuances in 2014 and 2015:

Significant Factors, Assumptions and Methodologies Used in Determining the Fair Value of Ordinary Shares

The following table presents the grant dates and related exercise prices of stock options granted to employees and consultants from January 1, 2014 through June 30, 2015:

Grant Date	Options Granted	Exercise Price	Fair Value Per Share
February 26, 2014	86,500	44.21	44.21
April 23, 2014	23,050	44.42	44.42
August 3, 2014	12,500	44.79	44.79
October 22, 2014	74,100	45.68	45.68
March 5, 2015	277,000	84.94	84.94
April 22, 2015	26,850	92.23	92.23

We are a private company without an observable daily share price and therefore rely on our management and board of directors to determine the fair value of our ordinary shares when granting options. Our management and board of directors determined the fair value of our ordinary shares based on a number of objective and subjective factors consistent with the methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ Accounting and Valuation Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Aid. These factors included the hiring of key personnel, contemporaneous third-party valuations of our ordinary shares, our financial condition and prospects as of such date, the status of our research and development efforts, the public trading price of comparable companies for the 2015 grants, the lack of marketability of our ordinary shares as a private company, risk factors relevant to our business, capital market conditions generally and the prices of our convertible preferred shares sold to investors in arm’s-length transactions, and the rights, preferences and privileges of our convertible preferred shares relative to our ordinary shares.

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

For the purpose of the valuation referred to above, we determined the (1) value of the business and then (2) the appropriate allocation of value among our ordinary shares and various classes of our convertible preferred shares. We relied on the following valuation approaches for the period from January 1, 2014 to June 30, 2015:

•	Market Approach: The market approach looks to sales of shares in liquid markets or mergers and acquisitions to determine the business valuation. We believe that material arms’-length transactions in our shares represent an important indication of business value, one that is free from subjective judgment required to assess the comparability of another company to ours. As such, our valuation reports utilize arms’-length transactions in our shares whenever available to estimate the fair value of the business, which includes all option grants reported in our financial statements for fiscal year 2014 and the six months ended June 30, 2015. For the valuation report issued in February 2015, we also considered the valuation of market participant guideline public companies given the time between the ordinary share valuation report date and the last material arms’-length transaction in our shares.

•	Income Approach: The income approach determines the fair value based on expected future cash flows of the business available to return to holders of invested capital discounted back to present value at our estimated weighted average cost of capital (“WACC”). The WACC used in the valuation reports decreased from 27.5% in February 2014 to 25% in April 2015.

After determining the value of our business with multiple approaches, the business value was allocated among our various share classes based on the AICPA Practice Aid’s recommended “Probability-Weighted Expected Return Method” (“PWERM”) method, and more specifically, the hybrid method, a hybrid between the PWERM and OPM, estimating the probability- weighted value across multiple scenarios but using the OPM to estimate the allocation of value for one or more of those scenarios. This method is intended to estimate the fair value of preferred and ordinary shares based on multiple potential future liquidity events (e.g., IPO, sale, recapitalization or dissolution). The AICPA Practice Aid states that the PWERM is the best value allocation method when a company is approaching near-term liquidity event, particularly an IPO that will result in preferred shares with liquidation preferences converting to ordinary shares. Accordingly, management and the board of directors agreed that the PWERM and more specifically the hybrid method of allocation was appropriate for the valuation reports.

The allocation model was based on two scenarios: (i) an IPO and (ii) a scenario under which our company remains private. We determined the probability of each scenario based on consideration of general economic and market conditions as well as the specific expectations of our board of directors and principal shareholders at the time of the analysis. We considered but did not use a scenario for dissolution at a valuation below our liquidation preference amounts because, as a commercial-stage company with a product approved by the U.S. Food and Drug Administration (“FDA”) and adequate

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

capital to fund our operations, we did not find this to be a likely event. We also considered but did not use a scenario for a trade sale due to the expectations of our board of directors and principal shareholders related to a potential IPO.

We used the option pricing method (“OPM”) to allocate value among our ordinary share and various preferred share classes within the PWERM scenario that assumes our company remains private. The OPM treats the rights of the holders of preferred and ordinary shares as equivalent to call options on the value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred stock, as well as their rights to participation and conversion. Under this method, the ordinary shares have value only if the funds available for distribution to the shareholders exceed the value of the aggregate liquidation preference at the time of the liquidity event. The OPM uses the Black-Scholes option pricing model. This model defines securities’ fair values as functions of the current fair value of a company and uses assumptions, including the anticipated timing of a potential liquidity event, the estimated applicable risk-free rate and the estimated volatility of the equity securities.

After determining the fair value of the ordinary shares on a minority, marketable basis, a discount for lack of marketability was applied to account for the fact that the company is private, and has restrictions on transfers of ordinary shares. We considered restricted stock studies, pre-IPO studies and the discount implied by protective put option analyses, and the circumstances specific to our company, to estimate the discount for lack of marketability.

Valuation Report Details

February 2014 Grant

We determined that the fair value of our ordinary shares as of the February 26, 2014 option grant to be $44.21 per share. Our management and board of directors considered a number of objective and subjective factors consistent with the methodologies, approaches and assumptions consistent with the AICPA Practice Aid, as well as a third-party contemporaneous valuation dated February 26, 2014.

For the ordinary share valuation for the February 26, 2014 option grant, we estimated the business valuation for the private company scenario and the IPO scenario based on the then-recent sales of our Series I preferred shares to current and new investors in December 2013 at a price of $85.94 per Series I preferred share. We relied on the sale price of our Series I shares to estimate the fair value of our shares in a future IPO scenario, based on providing the Series I shareholders a return on invested capital equal to our WACC of 27.5% for the period between the Series I investment date and the expected future IPO date determined to be the third quarter of 2015. For the private company scenario, we estimated the value of ordinary shares by applying an OPM back-solve model, as described in the AICPA Practice Aid, to the price of the Series I shares

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

sold assuming a liquidity event in five years. The OPM back-solve utilizes the observed transacted price of the Series I shares as the assumed market value for a call option with first preference on equity distributions, and then calculates the resulting implied call option fair value for the junior share classes including the ordinary shares. Using the PWERM, we then estimated that the probability of the IPO scenario was 33%, while the probability of the private company scenario was 67%. We arrived at a value of $85.94 per ordinary share in the IPO scenario and a value of $35.91 in the private company scenario, which we discounted by 35% due to a lack of marketability. The resulting value in the private company scenario was $23.34, and after applying the aforementioned weightings, we arrived at a fair value of $44.21 per share.

April, August and October 2014 Grants

We determined that the fair value of our ordinary shares as of the April 23, 2014, August 3, 2014 and October 22, 2014 option grants to be $44.42, $44.79 and $45.68 per share, respectively. Our management and board of directors considered a number of objective and subjective factors consistent with the methodologies, approaches and assumptions consistent with the AICPA Practice Aid, as well as third-party contemporaneous valuations dated April 17, 2014, July 18, 2014 and October 17, 2014.

For ordinary share valuations for the April 23, 2014, August 3, 2014 and October 22, 2014 option grants, due to the increase in time from the valuation dates to the most recent Series I financing round, we used a weighted allocation between the OPM back-solve approach based on the Series I share price and the income approach to determine the business valuation for the private company scenario. The weighted allocation used was as follows: 25% income approach and 75% back-solve approach in April 2014; 50% income approach and 50% back-solve approach in July 2014; and 75% income approach and 25% back-solve approach in October 2014. On all valuation dates, the income approach utilized a recently updated long-term financial forecast for the business. We did, however, continue to rely on the sale price of our Series I shares to estimate the fair value of our shares in a future IPO scenario as this was considered by us to be the best indication of the Company valuation as no other external indicators of valuation existed at the time, based on providing the Series I shareholders a return on invested capital equal to our WACC for the period between the Series I investment date and the expected future IPO date determined to be the fourth quarter of 2015. Our assumption for the probability of the IPO scenario and the private company scenario remained the same, as well as the lack of marketability discount applied.

Comments on Estimated Fair Values of Ordinary Shares Relative to Business Performance in 2014

We note that for the period from February to October 2014, the Company progressed towards the milestones in its long-term plan. Our financial performance was generally in-line with our budget projections during this period. We opened a new clinical trial for

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

patients with ovarian cancer as planned. We also reported results from a patient registry for patients with recurrent glioblastoma; these results confirmed our previously reported pivotal trial data for recurrent glioblastoma. We believe the increase in the estimated fair value of our ordinary shares from $44.21 per share in February 2014 to $45.68 in October 2014 accurately reflects the absence of a major positive or negative valuation milestone reported in the period.

March 5, 2015 Grant

We determined that the fair value of our ordinary shares as of the March 5, 2015 option grant to be $84.94 per share. Our management and board of directors considered a number of objective and subjective factors consistent with the methodologies, approaches and assumptions consistent with the AICPA Practice Aid, as well as a third-party contemporaneous valuation dated February 20, 2015.

The increase in our estimated ordinary share fair value as of March 5, 2015 as compared to valuations in 2014 reflected the fact that our business prospects changed materially after the presentation of the interim results from our EF-14 trial for the treatment of newly diagnosed glioblastoma in November 2014. The presentation of these data led to an immediate increase in our U.S. commercial volumes, and was the first step towards securing an expanded regulatory approval in the United States. Our revised assumptions regarding our business were reflected in both the forecast used in the income approach in our private company scenario and also in the comparable companies selected as references for determining our volatility and WACC as further detailed below.

For the ordinary share valuation for the March 5, 2015 option grant, we used the income approach to determine the enterprise valuation for the private company scenario assuming a liquidity event in 4.5 years. The income approach utilized a recently updated long-term financial forecast for the business which reflected revised assumptions as a result of the positive business developments in the Company. We discontinued use of the OPM back-solve approach based on the Series I share price as the market input for our private company scenario, because the time between the last Series I financing round in December 2013 and the valuation date was greater than one year and no longer reflected the implied value of the Company. We continued to rely on the sale price of our Series I shares as one of two market inputs to estimate the fair value of our shares in a future IPO scenario as this was considered by us to be the best indication of the Company valuation as no other external indicators of valuation existed at the time. We estimated an IPO price based on providing the Series I shareholders a return on invested capital equal to our WACC for the period between the Series I investment date and the expected future IPO date in the fourth quarter of 2015. We also added a second market input to reflect the recent positive business developments in the Company. We estimated the price of ordinary shares at an IPO based on trading metrics, specifically market multiples based on revenues in 2015 and 2016 of market participant guideline public companies. The IPO scenario weighted the Series I and guideline company market inputs equally in determining the value of the business for the IPO scenario.

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

We believe the weighting of market inputs for the IPO scenario was appropriate. The market input of the Series I, increased over time at our WACC, captured the value of a knowledgeable investor’s transaction in our shares. The use of the WACC to estimate an ordinary share value at IPO, increased from the Series I transaction, was intended to capture positive business developments occurring since the Series I transaction. The market input from public company trading metrics captured public investor sentiment as of the valuation date.

Our assumption for the probability of the IPO scenario was 33% and the private company scenario was 67%, consistent with our prior valuation date. While we had started administrative preparations for an IPO, and were technically capable of completing an IPO by the fourth quarter of 2015, our board of directors had not yet authorized underwriter selection or a definitive path to an IPO at the grant date. Finally, our board of directors did not yet have any indications of valuation or advice as to the likelihood that an IPO could be completed on terms satisfactory to our shareholders, including those investors in the process of negotiating with us to acquire Series J preferred shares. With those factors in mind, we believed it was appropriate to conclude the probability of IPO stated above.

The estimated fair value of the ordinary shares under the private company scenario was then reduced by a 30% discount for lack of marketability.

April 22, 2015 Grant

We determined that the fair value of our ordinary shares as of the April 22, 2015 option grant to be $92.23 per share. Our management and board of directors considered a number of objective and subjective factors consistent with the methodologies, approaches and assumptions consistent with the AICPA Practice Aid, as well as a third-party contemporaneous valuation dated April 17, 2015. We used the income valuation approach to determine the enterprise valuation for the private company scenario, which was consistent with the approach for our private company scenario on the prior grant date. The income valuation analysis utilized the recently updated long-term financial projections for the business.

The Series J price of $137.95 per share was considered in the private company scenario; however, an OPM back-solve approach was not ultimately utilized. The implied value of the Company under this methodology did not result in a value consistent with the performance of the Company over the past year (i.e. the implied value was lower). We believe the potential Series J investors considered the probability of their shares converting upon an IPO as well as their liquidation preference in negotiating the price. This would not be reflected in an OPM back-solve approach.

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

We relied on the market approach and the valuation input of the negotiated sale price of our Series J shares at $137.95 to estimate the fair value of our shares in the future IPO scenario. The Series J share price had been negotiated with the lead new investors prior to the valuation date; however, the financing did not close until June 2015.

Our assumption for the probability of the IPO scenario and the private company scenario remained the same as in the prior valuation – 33% probability of completing an IPO by fourth quarter of 2015 and 67% probability of staying private. We reviewed the status of our overall IPO preparations on the grant date and concluded that the probability above was supported by the available facts. Consistent with the prior grant date, the Company had continued to progress with administrative preparations for an IPO; however, our board of directors had not yet authorized underwriter selection or a definitive path to an IPO, and had not received from underwriters indications of valuation or advice as to the likelihood that an IPO could be completed on terms satisfactory to our shareholders, including those investors in the process of acquiring Series J preferred shares. Subsequent to the grant date, our board of directors approved the selection of underwriters in June 2015 and the first confidential filing of our S-1 was completed on June 24, 2015. With those factors in mind, we believed it was appropriate to conclude the probability of IPO stated above at the grant date.

After determining the fair value of the ordinary shares on a minority, marketable basis, a discount for lack of marketability was applied to account for the fact that the Company is private and has restrictions on transfers of ordinary shares. The selected discounts were 5% and 30% for the IPO and private company scenarios, respectively.

The increase in our estimated ordinary share fair value as of April 22, 2015 as compared to valuations in 2014 reflected the fact that our business prospects changed materially after the presentation of the interim results from our EF-14 trial in November 2014. Additionally in April 2015, we submitted our application to the FDA for marketing approval of Optune for the treatment of newly diagnosed glioblastoma, an indication that presents significant opportunity for the Company. Our then current assumptions regarding our business prospects, including the significant growth in our commercial volumes since the presentation of the EF-14 clinical data in November 2014, were reflected in both the financial forecast used in the income approach in our private company scenario and also in the comparable companies selected as references for determining our volatility and WACC.

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

16.	Please explain the reason(s) for the increase in fair value per ordinary share on March 5, 2015 to $84.94, compared to the fair value on the prior grant date, October 22, 2014, of $45.68. Also explain the reason(s) for the difference between the fair value per ordinary share on March 5, 2015, compared to the price of your Series J convertible preferred stock of $137.95 in June 2015.

Response: The Company refers the Staff to its response to Comment 15 above regarding the grants made on October 22, 2014 and March 5, 2015, which provides an explanation for the reason for the increase in fair value per ordinary share between those two grants. The response to Comment 15 also includes a description of another grant made on April 22, 2015 at a fair value of $92.23 per ordinary share that is now disclosed on page 63. The Company refers the Staff to its response to Comment 15 above for an explanation of the increase in fair value in the April 2015 grant as well.

Regarding the price of the Company’s Series J convertible preferred shares of $137.95 in June 2015, as it compares to the March 2015 grant and the April 2015 grant, the Company supplementally advises the Staff of the following:

Our board of directors concluded that the fair value of our ordinary shares was $84.94 and $92.23 on March 5, 2015 and April 22, 2015, respectively. The board of directors and management received contemporaneous valuation reports from a third party valuation advisor for both grants. We negotiated the terms of the Series J convertible preferred shares with the lead investors for such financing in March and April 2015, and reached pricing terms in April 2015, agreeing to a price of $137.95 per share. The Series J financing then closed in June 2015. The Series J share price was determined between the March 2015 and April 2015 grants, and was utilized as a specific valuation input to the valuation report produced by our third-party valuation advisor in connection with determining our April 2015 price.

The difference between the Series J price and the March and April 2015 grants can be attributed to the difference in economic and shareholder rights attached to the Series J shares as compared to our ordinary shares. The Series J shares are senior, convertible participating preferred securities. The Series J shares are entitled in any liquidity event as a private company to receive back a liquidation preference amount (currently equal to the original amount invested by such preferred shareholder) in preference to all other share classes, and then to participate on an as-if-converted basis with all other shares in the distribution of any proceeds available to ordinary shares after returning the liquidation preference of the other preferred share classes.

After the completion of the Series J financing that raised $94.6 million, the Company had $454 million of preferred share capital outstanding. The ordinary shares in any liquidity event as a private company would only participate in economic proceeds after payments to preferred shareholders of the first $454 million in proceeds received. As such, the Series J shares have a significantly greater economic value than our ordinary shares. Also, we note that prior to the Series J financing our ordinary shares were already junior in economic preference to $359 million of participating convertible preferred shares.

Additionally, the Series J shares provide investors with certain rights that are not available to ordinary shareholders. Specifically, these rights include board observer rights, information rights, rights to vote as a separate share class on matters affecting only

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

the class, information rights for quarterly reporting, pro rata preemptive rights and registration rights following the IPO. These rights would provide an investor additional value for the Series J shares relative to ordinary shares, and a secondary buyer would prefer to acquire these rights over ordinary shares without rights.

The combination of the economic value and shareholder rights for Series J shares relative to ordinary shares resulted in our board of directors and our third-party valuation advisor concluding that the Series J shares should command a price premium over our ordinary shares.

Our third-party valuation report dated April 17, 2015 specifically confirmed the view that our ordinary shares had a lower estimated fair value than the negotiated Series J price. The valuation report specifically considered the Series J share price as an input to determining the ordinary share value. As noted in our answer to Comment 15, the Series J price was used as the basis for estimating the fair value of our ordinary shares in an IPO scenario.

The April 17 valuation report also separately concluded a $1.9 billion total equity value for the business under the private company scenario based on an income method valuation analysis, which was a concluded equity value approximately equal to the $2.0 billion nominal pre-money equity valuation implied by multiplying the Series J price per share by the number of shares, options and warrants outstanding on a fully diluted and converted basis before the transaction. The concluded equity value under the stay private scenario of $1.9 billion was then applied to the OPM model to assign value to the various share classes.

The OPM model in the private company scenario captured the concept that as of the valuation date the ordinary shares were subordinate to $449.3 million of aggregate liquidation preference, which included the aggregate liquidation preference for then-issued preferred shares outstanding and the anticipated aggregate liquidation preference for the soon-to-be-issued Series J preferred shares (which offering, at the time of the report, was planned to raise a total of $90 million). The resulting value for ordinary shares of $102.06 was then reduced by a discount for lack of marketability of 30%, reflecting the fact that in a stay private scenario our ordinary shares would be significantly less marketable at a secondary sale than implied by a direct economic analysis of a point in time. The discount for lack of marketability of 30% was estimated under the private company scenario based on the implied discounts from protective put option models, as well as various academic studies, and restricted stock discounts, as assessed by our third-party valuation advisor.

Overall, our analysis and the contemporaneous analysis of our third-party valuation advisor concluded that the ordinary share price of $92.23 as of the April 22, 2015 option grant accurately captured the value of ordinary shares relative to the Series J shares, based on their junior economic value to the senior most preferred security class and the

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

absence of preferred non-economic rights. Our analysis and the contemporaneous analysis of our third-party valuation advisor also concluded that the ordinary share price of $84.94 as of March 5, 2015 accurately captured the value of ordinary shares relative to our then outstanding preferred shares, based on their junior economic value to the senior most preferred security class and the absence of preferred non-economic rights, and we note that this grant date was prior to the negotiation of the Series J share price.

Quantitative and qualitative disclosure about market risk, page 70

17.	Please tell us how you considered the disclosures required by Item 305(a) of Regulation S-K with respect to your term loan.

Response: The Company respectfully advises the Staff that it has considered the requirements of Item 305(a) of Regulation S-K with respect to its term loan, and has concluded that no disclosures are required because the term loan has a fixed interest rate of 10% per annum, and therefore has no market risk associated with the interest rate on such loan.

Manufacturing, page 90

18.	Please disclose the material terms of your agreements with your material suppliers, such as the duration and cancellation provisions. In this regard, we note your disclosure in the risk factor on page 18 about sole-source suppliers.

Response: The Company has revised the disclosure on pages 19 and 93 in response to the Staff’s comment.

Principal shareholders, page 140

19.	Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by WFD Ventures Fund II and Volati Limited.

Response: The Company has revised the disclosure on page 154 in response to the Staff’s comment.

Description of share capital, page 144

20.	Your disclosure may not be qualified by reference to statutes. Please revise the third paragraph accordingly.

Response: The Company has revised the disclosure on page 155 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

Report of Independent Registered Public Accounting Firm, page F-2

21.	We note that your auditor is located in Tel-Aviv, Israel but that the majority of your fixed assets and revenues are in the United States. On your website you refer to your headquarters in Jersey Isle and US operations in Portsmouth, NH and New York, NY. For Israel, you show that you have a research center in Haifa, Israel. Please explain why the location from which the audit report was rendered is Israel. Include a discussion of the location of your principal operations, where your financial records are maintained, and where the audit work was principally conducted. Tell us where your CEO, COO, and CFO are located. Describe the operations that occur in the US and Israel and the executive management that resides in each country.

Response: The Company advises the Staff as follows:

We have considered the Staff’s views on “Location of Auditors” as described in Section 5.K of “International Reporting and Disclosure Issues in the Division of Corporation Finance” and considered what we believe to be relevant factors in evaluating the appropriateness of the location from which the audit report was rendered. We believe that Kost, Forer, Gabbay & Kasierer (“EY Israel”) is the appropriate independent registered public accounting firm (“auditor”) to be opining on our consolidated financial statements for the periods presented in the Amended Draft Registration Statement. In reaching our conclusion, we considered that:

•	Our management team is distributed worldwide, with many of the key members of our management team being located in Israel;

•	Our management and accounting records are primarily located in Israel;

•	the majority of the audit work is conducted outside the United States, and most of that audit work is performed in Israel;

•	while the majority of our revenues are currently recorded from sales in the United States, the majority of our assets are located outside the United States and the majority of our operations (principally our research and development (“R&D”) operations) occurs in Israel; and

•	We understand that our auditor is appropriately licensed in the place of its residence / principal office as required under Item 2.01 of Regulation S-X.

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

Presented below is a further discussion of items requested by the Staff:

Our management team

Our corporate officers are distributed between Israel and the United States as the Company is managed as a global organization. Our Chief Executive Officer (“CEO”), Chief Scientific Officer and Head of Research and Development (“CSO”) and our Chief Technology Officer (“CTO”), who is also the co-founder of the Company, all reside in Israel. Our Chief Financial Officer (“CFO”), Chief Operating Officer (“COO”) and Chief Commercial Officer (“CCO”) reside in the United States. Our Group Controller manages our global accounting team, including our Israeli accounting team in charge of the consolidated financial statements and all ongoing accounting and reporting issues. The Group Controller is also located in Israel.

Our management and accounting records

The Company’s financial records are maintained at various locations throughout the world, with much of those records being maintained in Israel. The accounting and reporting team in Israel has full access to the Company’s integrated accounting system worldwide, including the consolidated financial and reporting system that is operated from Israel. The Group Controller and his team are responsible for, among others tasks: (i) the consolidation of the group accounts, (ii) the financial statement closing process, (iii) U.S. GAAP accounting analysis, (iv) preparation of the consolidated financial statements, (v) global internal control readiness and compliance with the Sarbanes-Oxley Act and (vi) other relevant group accounting tasks.

The majority of our audit work is conducted outside the United States

EY Israel’s audit work was principally conducted in Israel where the consolidation and financial statement closing process takes place and a great deal of the information subject to the audit resides.

Our assets and operations

Although our revenues are primarily recorded in the United States, the determination of revenue recognition policies and the design of the related internal controls in this process are part of the responsibilities of the Group Controller who is located in Israel.

Novocure Limited, the parent company in Jersey Isle, is the owner of our intellectual property, our most valuable asset. Jersey Isle has served as the Company’s headquarters from inception in 2000. Our research and development activities and services provided and charged to our parent company, including pre-clinical testing, engineering, regulatory matters and global clinical trials development, have been managed and conducted in Israel from inception to date. Due to the need to have vast populations undergo trials for certain cancers, clinical trials are conducted worldwide

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

(United States, Europe, South Korea, Canada and Israel) and the technical administration is performed through the Company’s subsidiaries in Israel, the United States and Europe managed by the Company’s CSO who is located in Israel.

Established in the third quarter of 2013, Novocure Switzerland serves as the European headquarters for commercialization of the Company’s products in Europe, which commenced operations in 2014. All sales to non-U.S. patients are derived through Switzerland. Novocure Switzerland also manages the manufacturing and supply chain (of the field equipment and inventory) for the worldwide operations together with the direct assistance of Israeli employees, as historically the manufacturing and supply chain was managed in Israel. Our main supplier is located in Israel.

Our first commercial launch of Optune in the United States commenced in late 2011, for patients residing in the United States. Sales and marketing (approximately 25% of the Company’s total operating expenses for the years ended December 31, 2014 and 2013) is primarily conducted in the United States and substantially all revenues have been generated in the United States to date. Sales and marketing teams have been set up in our Switzerland entity and will be set up in the Japanese entity in order to support the growth of operations in these countries. As the Company grows and expands globally, the U.S. percentage of sales is expected to decrease. The Company’s R&D activities are managed and conducted in Israel. They represent a major component of our operating expenses (approximately 50% of total operating expenses for the years ended December 31, 2014 and 2013). They are a principal part of our operations as our business plan and forecasts include the development of the TTFields therapy for several other indications (including newly diagnosed GBM, brain metastases, NSCLC, pancreatic cancer and ovarian cancer). The R&D and engineering is expected to remain a key element in the Company’s strategic focus and success.

Approximately 93% and 90% of the Company’s total assets are located outside the United States as of December 31, 2014 and 2013, respectively. The Company’s most significant balance sheet assets are comprised of cash and short-term investments are in Jersey Isle. Most of the Company’s operational assets are comprised of inventory and field equipment provided to patients on therapy. Approximately 60% and 32% of the operational assets as of December 31, 2014 and 2013, respectively are located and managed outside the United States (principally in Switzerland and supported by Israel). In 2013, approximately 50% of the Company’s operational assets were located in Israel.

Our auditor

EY Israel, a part of the Americas region of Ernst & Young (“EY”), has audited the Company’s consolidated financial statements from inception. We believe that EY

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

Israel’s assurance practice has extensive knowledge and expertise in applying U.S. GAAP, PCAOB standards, SEC financial reporting rules and SEC independence requirements, as a result of it auditing approximately 58 other SEC registrants, out of which six SEC registrants completed an IPO in the US in the last twelve months. Regulation S-X Section 2-01 requires that an independent accountant be licensed and in good standing under the laws of the place of the accountant’s residence or principal office. We understand that EY Israel and our engagement partner are so licensed and in good standing.

Consolidated Balance Sheets, page F-3

22.	The information you present as of and for the three months ended March 31, 2015 and for the three months ended March 31, 2014 is unaudited but you have only labelled some of the related columns as such. For example, you did not include the word ‘unaudited’ for the columns as of March 31, 2015 on page F-4 and for the three months ended March 31, 2014 on pages F-5, F-7, and F-8. Please revise to consistently label all unaudited columns.

Response: The Company has revised the disclosures to include word “unaudited” for each of the June 30 columns in the financial statement pages in response to the Staff’s comment.

Consolidated Statements of Operations, page F-5

23.	On page F-12, you disclose that revenues are presented net of indirect taxes. Since revenues are presented net and not gross, please revise the item description to clarify.

Response: The Company has revised the Amended Draft Registration Statement in various places to refer to the item for revenues as “net revenues” in response to the Staff’s comment.

24.	Please show us how you calculated the weighted average number of ordinary shares used in your pro forma earnings per share as shown on page F-5.

Response: The Company has revised the disclosure on page F-5 and pages 9 and 55 in response to the Staff’s comment. The Company advises the Staff as follows:

The revised weighted average number of ordinary shares for the pro forma net loss per share were calculated based on the sum of the 2,112,301 weighted average number of ordinary shares during the year ended December 31, 2014 and the 9,923,235 weighted average number of all preferred shares issued and outstanding in order to give effect to the automatic conversion of all series of preferred shares that will occur upon closing of this offering resulting in total weighted average of number of ordinary shares of 12,035,536.

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

For the six months ended June 30, 2015, the weighted average number of ordinary shares for the pro forma net loss per share were calculated based on the sum of 2,161,999 weighted average number of ordinary shares during the six months ended June 30, 2015 and the 10,037,912 weighted average number of all preferred shares issued and outstanding during the six months ended June 30, 2015 in order to give effect to the automatic conversion of all series of preferred shares that will occur upon closing of this offering resulting in total weighted average of number of ordinary shares of 12,199,911.

Note 2. Significant Accounting Policies, page F-9

25.	Please disclose your accounting policy for contingent liabilities. Refer to FASB ASC 235-10-50-1 and 50-3 and FASB ASC 450.

Response: The Company has revised the disclosure on beginning on page F-15 in response to the Staff’s comment.

e. Unaudited Pro Forma Shareholders’ Equity, page F-10

26.	You disclose here and on page 57 that the preferred stock, including the Series J preferred stock, will be automatically converted upon the closing of the IPO. Please tell us the basis for your statement given your disclosure on page F-22 that the conversion is only automatic if the offering is a qualified initial public offering. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response: The Company has revised the disclosure on page F-23 to respond to the Staff’s comment. The IPO will constitute a qualified initial public offering because the Company’s ordinary shares will be listed on NASDAQ and the aggregate gross proceeds will be greater than $50 million.

i. Property and equipment, page F-11

27.	Please explain how you determined that computers have a useful life between 15 and 33 years.

Response: The Company respectfully advises the Staff that the computers and laboratory equipment have a useful life between 3 years (33% annual depreciation rate) and 6.7 years (15% annual depreciation rate). The useful life is determined for each type of asset based on the period during which the asset will contribute to the Company’s future cash flows. Computers and related hardware equipment is depreciated mainly using an annual 33% depreciation rate, software licenses are depreciated at an annual 20% depreciation rate and laboratory equipment used for R&D purposes is depreciated using an annual 15% depreciation rate.

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

j. Field equipment under operating leases, page F-11

28.	Please disclose the depreciation method and the estimated useful life of the field equipment. Refer to FASB ASC 360-10-50-1.

Response: The Company has revised the disclosure on page F-11 in response to the Staff’s comment.

m. Revenue recognition, page F-12

29.	In the third paragraph, you disclose that revenues were recognized when cash was collected. Please clarify whether revenue is recognized either over the term of the lease or later if cash has not been collected.

Response: The Company supplementally advises the Staff that the Company’s revenues are recognized the later of cash collection or over the term of the lease, assuming revenue recognition criteria have been met. The Company has revised the disclosure on page F-12 in response to the Staff’s comment.

t. Concentration of risks, page F-14

30.	With respect to your disclosure of revenue concentration on page F-15, please tell us whether either of the two payers in 2014 are the same as the two payers in 2013. Refer to FASB ASC 280-10-50-42.

Response: The Company has revised the disclosure on page F-15 to clarify that the two payers in 2013 are the same two payers in 2014.

Note 13: Share Capital, page F-22

31.	On page F-22 you disclose that each preferred share is automatically convertible into ordinary shares upon your qualified initial public offering. Please revise the note to briefly describe the terms of the qualified initial public offering. Refer to FASB ASC 505-10-50-3.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page F-23 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

c. Settlement agreement, page F-23

32.	We note that you reflected the transactions with the Technion and your founder by netting the fair value of shares and options issued to the Technion with the fair value of the shares returned to you by your founder, which amounted to zero. Please explain to us why you accounted for the shares given to you by your founder as a gain and not a capital contribution. Cite the accounting literature upon which you relied and explain how you considered the guidance in FASB ASC 505-10-25-2.

Response: The Company advises the Staff as follows:

The Company’s founder previously served as a professor of the Technion prior to 2000, and in a series of related transactions the founder and his affiliated entity (collectively, the “Vendor”) sold intellectual property (“IP”) developed by him to the Company in connection with its incorporation in consideration for 600,600 ordinary shares of the Company. In 2009, in connection with a new investment round, the Vendor (a 6% and 4% shareholder in 2009 and 2014, respectively, and as a result not considered to be a principal shareholder) entered into a Letter of Agreement with the Company (the “Indemnification Agreement”) whereby: (1) the Vendor represented to the Company that all IP sold to the Company was solely owned by him and not derived from his tenure at the Technion; and (2) the Vendor agreed that in the event that the Technion in the future made any claim against the Company arising from the Vendor’s prior affiliation with the Technion that resulted in a settlement by the Company, then the Vendor would provide up to 50% of its equity interests in the Company, including the consideration received from the sale of the IP, to the Technion or the Company in connection with a resolution of any such claim by the Technion. No business relationship existed between the Company and the Technion from the incorporation of the Company until 2014.

During 2014, the Technion asserted a claim against the Company that the IP acquired from the Vendor may have been developed during his tenure as a faculty member at the Technion prior to 2000. In February 2015, the Company and the Technion entered into a Settlement Agreement (the “Settlement Agreement”) to resolve any potential disputes between the Company, the Vendor and the Technion with respect to the IP that was acquired by the Company from the Vendor. Contemporaneous with the Settlement Agreement, the Vendor and the Company entered into an agreement pursuant to which, in furtherance of the Indemnification Agreement and in connection with the Settlement Agreement with the Technion, the Vendor agreed: (1) to transfer 340,000 of the Vendor’s ordinary shares to the Company by way of redemption at par value (a de minimis amount of $5,000), which shares were immediately cancelled and reissued by the Company to the Technion, and (2) to pay up to $2 million in cash in the future to reimburse the Company for the cash portion of the Settlement Agreement with the Technion, at the request of the Company, solely from the net proceeds derived from the sale of the Vendor’s remaining equity interests subject to certain terms as detailed in the Settlement Agreement.

It should be noted that this transaction is not in the scope of ASC 718, “Compensation- Stock Compensation”, as substantially all the shares were issued

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

to the Vendor as consideration for the IP sold to the Company and not in consideration for services rendered to the Company. In addition, the guidance in SAB Topic 5T, ‘Accounting for Expenses or Liabilities Paid by Principal Stockholder(s)’ is also not applicable, as (i) the Vendor is not a principal shareholder of the Company and (ii) the substance of the transaction is that the consideration received from the Vendor is in settlement of an indemnification on account of the original IP that was sold to the Company and not a capital contribution made by the Vendor to the Company.

Pursuant to the terms of the Indemnification Agreement, the Company could seek indemnification from the Vendor only in connection with a resolution of any claim by the Technion relating to the Vendor’s previous affiliation with the Technion that would result in consideration to be paid by the Company to the Technion in a back-to-back claim. Therefore, we believe the recovery of the damages incurred by the Company should be accounted for as a gain contingency pursuant to ASC 450-30, and recognized in a similar manner as the loss incurred on account of the fair value of shares that were issued to the Technion, and to which the indemnification relates. As noted above, the indemnification by the Vendor was provided in the context of a vendor who sold an asset to the Company (while also indemnifying the Company against any damages resulting from the use of the asset) in consideration for equity instruments and not in his capacity as a shareholder. In addition, as mentioned above, the Vendor’s holdings in the Company are such that he is not considered to be a principal shareholder. Accordingly, we believe that such indemnification when realized by the Company from the Vendor should be recorded as an offset to the recognition of the damages incurred and paid to the claimant (the Technion) (in this case, in income, to offset the expense recognized, rather than as a capital contribution).

Pursuant to the Indemnification Agreement, 340,000 ordinary shares were assigned to the Company by the Vendor and immediately cancelled and contemporaneously re-issued to the Technion as described in Note 13c to the consolidated financial statements included in the Amended Draft Registration Statement. Accordingly, we conclude that in order to reflect the substance of the transaction, the indemnification realized from Vendor should be recorded as income at the fair value of the shares received from the Vendor and contemporaneously, an expense should be recorded in the same amount for the ordinary shares and options to acquire ordinary shares issued to the Technion. These shares could have been transferred directly from the Vendor to the Technion. However, the Technion specifically requested that the shares be issued formally by the Company.

The guidance cited by the Staff in ASC 505-10-25-2a, states that “adjustments or charges or credits resulting from transactions in the entity’s own capital stock should be excluded from the results of operations under all circumstances”. We

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

believe that this guidance (derived from Accounting Principles Board Opinion 9, paragraph 28) does not apply to this transaction, as it is a transaction separate and apart from the original issuance of the shares to the Vendor. Moreover, there was no gain recorded as a result of the receipt of the shares from the Vendor in respect of the indemnification and the contemporaneous transfer of such equity instruments to the Technion, as the fair value of the shares received and the fair value of the shares and options issued were the same. Therefore, there is no excess to be recorded in capital surplus. As noted above, the Company did not enter into a separate transaction to purchase the shares as treasury stock, but rather the shares were provided to the Company by the Vendor as indemnification for damages in the context of the Settlement Agreement with the Technion and used only as currency of settlement. Therefore, the impact of both transactions should be recorded in the same line item (i.e., in the income statement) and would offset each other, in the same manner as any transaction in which the Company acquired an asset from an unrelated party, and subsequently received settlement on an indemnification for damages resulting from the use of such an asset.

Note 18. Subsequent Events, page F-29

33.	Please revise this note and all other sections of the filing to consistently indicate, if true, that the Series J preferred stock is convertible. In addition, revise to briefly describe the conversion terms or refer the reader to the note to the financial statements where those terms are described. Refer to FASB ASC 260-10-50-2 and 505-10-50-3.

Response: The Company has revised the disclosure on pages F-23 in response to the Staff’s comment.

Exhibit Index, page II-2

34.	We note that you filed a request for confidential treatment for portions of exhibits to your draft registration statement. We will provide any comments on your request separately.

Response: The Company respectfully acknowledges the Staff’s comment.

35.	Please file as an exhibit the settlement agreement mentioned on page 92.

Response: The Company has filed the settlement agreement as Exhibit 10.13 to the Amended Draft Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 969-3155 with any questions or comments regarding this filing or if you wish to discuss the above.

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 10, 2015

Sincerely,

/s/ Julie M. Allen

Julie M. Allen

cc:	William Doyle, NovoCure Limited

Asaf Danziger, NovoCure Limited

Reid E. Arstark, Proskauer Rose LLP

Richard D. Truesdell Jr., Davis Polk & Wardwell LLP